Filed by VICI Properties Inc.
(Commission File No. 001-38372)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies: MGM Growth Properties LLC and
MGM Growth Properties Operating Partnership LP
(Commission File No. 001-37733 and 333-215571, respectively)

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The following is a transcript of a call that was held on Wednesday, August 4, 2021 for VICI Properties Inc. investors.

VICI Properties Inc. (NYSE:VICI)

Strategic Acquisition of MGM Growth Properties LLC

Wednesday, August 4, 2021 8:00 AM EST

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CALL PARTICIPANTS

Executives

Edward B. Pitoniak
Chief Executive Officer and Director
VICI Properties Inc.

John W.R. Payne
President and Chief Operating Officer
VICI Properties Inc.

David A. Kieske
Chief Financial Officer
VICI Properties Inc.

Samantha S. Gallagher
General Counsel
VICI Properties Inc.

Danny Valoy
Vice President of Finance
VICI Properties Inc.

Analysts

Anthony Paolone
JP Morgan Chase & Co, Research Division

Barry Jonas
Truist Securities, Inc., Research Division

Carlo Santarelli
Deutsche Bank AG, Research Division

David Katz
Jefferies LLC, Research Division

Greg McGinnis
Scotiabank Global Banking and Markets, Research Division

John DeCree
Union Gaming Securities, LLC, Research Division

Richard Jon (RJ) Milligan
Raymond James & Associates, Inc., Research Division

Rich Hightower
Evercore ISI Institutional Equities, Research Division

Stephen Grambling
Goldman Sachs Group Inc., Research Division

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PRESENTATION

Operator

Good day, ladies and gentlemen. Thank you for standing by. At this time, all participants are in a listen mode only. Please note that this conference call is being recorded today, August 4th, 2021. I will now turn the call over to Danny Valoy, Vice President of Finance, for VICI Properties. Danny, please go ahead.

Danny Valoy
Vice President of Finance

Thank you and good morning everyone. Welcome to the conference call to discuss the VICI Properties strategic acquisition of MGM Growth Properties LLC, which was announced earlier today. Some of today's comments may be forward-looking statements within the meaning of the Federal securities laws. Forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to diﬀer materially from what we expect. Therefore, you should exercise caution in interpreting and relying on them.

For more information about the factors that could cause actual results to diﬀer from forward-looking statements, please refer to our SEC ﬁlings. Please note that we have posted a transaction presentation on the company's website at www.viciproperties.com. which our team will be discussing.

Additionally, given that the transaction is subject to the approval of VICI stockholders, we may not be able to answer all of the questions you might have today. We intend to file a proxy statement covering this transaction in the near future and we urge all stockholders to carefully read it and any other relevant information that we may ﬁle with the SEC.

On the call with me today we have Ed Pitoniak, Chief Executive Oﬃcer; John Payne, President and Chief Operating Oﬃcer; David Kieske, Chief Financial Oﬃcer; and Samantha S. Gallagher, General Counsel. Samantha will provide an overview of the transaction, and Ed, John and David will walk through the presentation that was posted on our website, and we will open the call to questions.

Please note that we will be observing a two question limit during the Q&A portion of the call. If you would like to ask additional questions, you may re-enter the queue.

With that, I'll turn the call over to Samantha.

Samantha S. Gallagher
General Counsel

Thanks, Danny. We're pleased to be here today to discuss that, as announced through our press release and transaction presentation furnished earlier this morning, VICI Properties has agreed to acquire MGM Growth Properties for total consideration of approximately $17.2 billion, including stock consideration to existing MGP Class A shareholders, cash distributed to MGM Resorts for the redemption of the majority of its MGP operating partnership units and the assumption of $5.7 billion of debt, including MGP's pro rata portion of the MGM Grand / Mandalay Bay BREIT JV debt.

Speciﬁcally, the MGP Class A shareholders will receive shares of VICI common stock at a ﬁxed exchange ratio of 1.366 times, which represents an agreed-upon price of $43.00 per share based on VICI's trailing, five-day VWAP as of July 30, 2021. The MGP OP units held by MGM Resorts will be redeemed for approximately $4.4 billion in cash consideration at a value of $43.00 per unit, with MGM retaining an interest that will be converted into approximately 12 million VICI operating partnership units, also at an exchange ratio of 1.366 times.

The existing MGP Class B share held by MGM Resorts will be canceled and cease to exist upon closing of the transaction. Pro forma for the transaction and the settlement of the Company's outstanding forward share transactions, existing MGP Class A shareholders will own approximately 215 million shares of VICI common stock, or approximately 25% of outstanding fully-diluted VICI shares, and MGM’s approximately 12 million VICI OP units will represent approximately 1% of fully-diluted VICI shares outstanding.

The MGP acquisition is expected to be immediately accretive to VICI's AFFO upon closing with minimum need to increase our standalone G&A expense as a result of the transaction. Additional ﬁnancing synergies may also be attainable from our future ability to reﬁnance MGP's outstanding debt, which has a weighted average rate of approximately 4.5%.

With respect to approvals, the approval of VICI stockholders will be required in connection with the issuance of the stock consideration to MGP Class A shareholders. MGM, as a holder of a majority of the voting power of MGP, has approved this transaction for MGP. The acquisition is expected to close in the ﬁrst half of 2022, subject to customary closing conditions and regulatory approvals.

Following closing, the VICI management team will continue to manage the combined company and no changes to the composition of the VICI Board of Directors are contemplated in connection with the transaction.

With that I'd like to introduce Edward B. Pitoniak, our Chief Executive Oﬃcer, to discuss the merits of this strategic acquisition in more detail. Ed?

Edward B. Pitoniak
Chief Executive Officer and Director

Thanks. Thanks very much, Samantha and Danny, and thanks to all of you for dialing in this morning. It is a transaction we are extremely excited to talk about. You should have seen, I hope you've seen, that we loaded up a transaction deck to our website at www.viciproperties.com this morning. And throughout the next few minutes, I, and John and David of the VICI team, will be progressing slide by slide through that deck and will reference the slide numbers we’re covering as we go along.

So I will be starting on slide 4 of the deck that again we released this morning at 7:00 AM. So starting on slide 4, this really crystallizes the key themes that John, David and I will talk about over the next few minutes. This is a very compelling transaction for VICI. As Samantha has already referred to, it is expected to be immediately accretive to earnings upon closing. And perhaps most importantly and most fundamentally, this is merging MGP's best-in-class portfolio into VICI's best-in-class management and governance platform. This diversiﬁes our tenant concentration markedly and, along with that, our geographic scope with this new MGM Master Lease, while providing long-term inﬂation protection and growth through escalation. This is large scale and high-quality real estate, and you're going to hear a lot from us this morning about quality. It is large scale and high-quality real estate within the triple net REIT sector acquired at a signiﬁcant discount to replacement cost and at an attractive cap rate. This transaction, this combination gives both active and index equity market investors full access to ownership of a leading experiential real estate portfolio, creating a very compelling investment opportunity for both active and index investors, and this positions VICI for enhanced cost of debt and equity capital widening VICI's growth funnel into the future.

I'll now turn to slide 5, and these are ﬁve of the key points of strategic emphasis for this transaction. Through this transaction, we are creating, I think unquestionably, America's leading experiential real estate company. Pro forma for this transaction, we will be, among other things, the largest private owner of meeting and convention center space in the U.S. We will be the largest owner, hotel owner, in the U.S. by rooms. We will be owner of three of the ﬁve largest hotels in the U.S., again on a triple-net basis. We will be owner of 730 leading restaurants, bars and nightclubs. We'll be the owner of a portfolio of the most widely attended entertainment venues in the world, live theatre, sport events and other kinds of entertainment that will take place in the theaters and arenas that our owners will own, and the diversiﬁed revenue streams will be spread amongst the sector’s leading operators.

We're also, we (inaudible) lease and asset quality. We will have a weighted average lease term pro forma for this transaction of 43.5 years. I will repeat that, 43.5 years. This is 43.5 years of income growth and value appreciation at a time, like this (inaudible) with the 30-year US bond yielding 1.85%. We, unlike that bond, we will enjoy through this lease, leases, and particularly through MGM’s lease, contractual annual rent escalation in (inaudible) protecting, its triple net lease structure does create stability (Technical Diﬃculty) to 84% of our rent roll will be with S&P 500 tenants. This is, in column 3, an opportunity to invest in a transformational business at what we believe is a fundamental inﬂection point for our category. Ours is a category where each one of us, MGP and VICI, collected 100% of our rent so far through COVID on time and in cash. And we're collecting this through tenants who have proven themselves through this crisis, but are also doing so with an energy and providing results, as you saw yesterday with Caesars’ results for Q2, they're really not matched by anybody else in global leisure hospitality entertainment. And this of course buttresses the fact that our investors will continue to beneﬁt from the COVID-proven dividend stream, 100% cash rent collected again just to emphasize the point. And this being also an income stream that is likely to be supported by increasing consumer demand as consumers continually look for post-COVID away-from-home experiences. And David will tell you more about this does position us to improve our cost of capital over the long term and I'll leave it to him to give you more detail around that. And again, just to emphasize the point, this is merging what we believe is a best-in-class portfolio into what we believe is one of the most dynamically managed and best-governed REIT platforms in America, with VICI having been recognized last year by Green Street as ranked number 3 among US REITs for quality of governance. And we certainly believe it solidiﬁes VICI as an industry leader and real estate partner of choice, which we believe is critical to our growth going forward.

Turning to slide 6, this is over the next few slides. First, I and then John are going to talk to you about the portfolio that we are buying. But before I get into the speciﬁc assets we're buying both in Las Vegas and in the regions, I want to spend a moment talking about the fundamentals of real estate investment management and the criteria that should be associated with high-quality real estate investment management. And the word you're going to hear over and over as I've already alluded to is the word quality, is our fundamental belief is a quality investment requires investment in quality real estate. And when we talk about quality within the context of real estate investment management, we have to talk about quality in a number of dimensions. And it starts actually with the quality of the market. Are we investing in a market of quality? What is the size of the (inaudible) areas that the markets services? What are the demographic, economic and cultural trends impacting that market and are they positive, neutral or negative? Once we identify a market we want to invest in, what are the quality, what is the quality of the location of the asset that we're investing in, or in this case, the quality of the locations that we are buying with the assets that we're buying. Then that's what the quality of the asset, is it a commodity asset or a non-commodity asset? Is it highly diﬀerentiated? The next quality consideration is the quality of the occupants, what is their competitiveness in their market, what’s their operating and their credit excellence. And then ﬁnally, what's the quality and security of the income that we will realize. Out of this operator, out of this asset, in this location, in this market. And just to spend a bit more, another moment on this, one of the dimensions of triple-net real estate is that very often, not always, but very often, we are talking about locations that by their nature are not necessarily main street locations. The typical location for so much triple-net real estate happens to be in the main state and county highways. These are generally not experiential locations. And then in terms of asset quality, we're typically talking about commodity boxes, slab-on-grade. There is no denying that the conventional triple-net box does produce a strong magnitude of income, in fact when these assets trade, they're often trading at a premium to replacement cost because the quantity of income they provide, and of course, when assets trade at a premium to replacement cost, it is a pretty much sure-ﬁre way to guarantee that new supply will be built. And thus, we’re so excited to talk about the assets that we're buying in both Las Vegas and the regions because we are buying, first of all, a high-quality market in Las Vegas, as well as high-quality markets in the regions. Our fundamental belief is that Las Vegas, along with Orlando, is one of the two major global experiential destinations in America. Now, what we believe Las Vegas has an advantage over Orlando, and don’t get me wrong there will come a day when we would love to own experiential real estate on a triple-net basis in Orlando, but when it comes to Las Vegas, what Las Vegas is is the world's premier, if you will, advanced experiential theme park. Okay. And one of the realities is that adulthood lasts a lot longer than childhood. So you're serving a population that is much more expansive in terms of the age range it serves, and as much as parents like to spend money on their kids, whether in Orlando and other location, I don't think anybody's ever spent $10,000 on a bottle of apple juice. And Las Vegas is a place where people do $10,000 on a bottle of vodka or whatever else they may be buying, and it's all part and parcel of the energy that consumers bring to this market. And thus again, we could not be more excited to be giving our investors more exposure to Las Vegas. We believe, fundamentally believe, the Las Vegas Strip in the most dynamic experiential strip in America, the most dynamic experiential street in America. I also believe and if it's not the case I need somebody to tell me, we also believe this may be the most economically productive single street in America. And thus, we're very, very proud and excited through this transaction to be giving our investors the opportunity to participate in the ownership of these seven magniﬁcent assets being bought, again, at a signiﬁcant discount to replacement cost. And in the case of Las Vegas, we do have a very current reference point for replacement costs. A magnificent asset has opened at the north end of the strip, Resorts World, built by Genting, the reported cost of that build was $4.3 billion. It contains 3,500 rooms and that simply pencils out to $1.23 million per key. And again, the last thing I want to emphasize on this slide is the quality of these assets that John will talk about more in a moment.

Moving to slide 7, as excited as we are about buying the seven assets in Las Vegas and partnering with MGM for decades to come on these assets, the quality of MGM's regional assets is unsurpassed. These assets are market leaders. They are magniﬁcent buildings. MGM National Harbor is arguably one of the most compelling hospitality entertainment locations in the Greater Washington DC area. Borgata is the recognized leader in the Atlantic City market. Beau Rivage was built by Steve Wynn and we all know what kind of quality he builds into his buildings. Empire City gives us exposure to the New York City market. So again, these assets together with the Las Vegas assets give us what we think is a portfolio of unquestionably high quality.

Moving to slide 8, this quality is really brought through in the next -- in these images. These buildings were built to high quality when they were built and, perhaps as importantly, MGM has been very consistent in the magnitude and the quality of their reinvestment in these buildings. In the hotel room product, in the convention center, conference and trade show space, these again are very, very high-quality buildings.

And then moving to slide 9, you can get further evidence of this quality as we look across the experiential assets that are built within these assets, if you will. Whether they be restaurants, gaming floors, nightclubs, day clubs, TopGolf with MGM Grand. These again are experiences and places that really can't be found hardly anywhere else in the world, certainly anywhere else in the world outside of Macau. So again, a quality message coming through over and over. One thing, we're very proud and excited about moving to slide 10 is that in partnering with MGM, we’re also partnering with a global leader in ESG practices in global hospitality. On the left side of this slide, you can see MGM Resorts’ 2025 ESG goals: protecting the planet, fostering diversity and inclusion and investing in their communities and caring for one another. You can also see in the lower-right corner, MGM's commitment to the highest standards of corporate governance. You can see in the middle of the right-hand column what they've been able to achieve in terms of LEED certiﬁcation on a number of their buildings. And then ﬁnally and very excitingly, MGM just recently announced their opening, their development of their 100 megawatt solar array 30 miles from the Strip. It is the hospitality industry’s largest, directly sourced renewable electricity project and it contains 323,000 solar panels that can now produce up to 90% of MGM's Las Vegas daytime power needs and forecast to generate approximately 300,000 megawatt hours annually.

Moving to slide 11, this is a slide that you know we've been working on since the Fall of 2017 when we ﬁrst bought Harrah's Las Vegas. This is a slide that captures the trading of mainly single assets across American commercial real estate that have traded in the last five years or so with NOI at the single property level of $70 million or higher. You can see that almost all of this is Class A oﬃce, and you can see that most all of this Class A oﬃce has traded at cap rates with a three or four handle. You can also see that the Grand Canal Shoppes traded a couple of years ago at, I believe, a high four handle cap rate, right around 5. And then we've also added in recent major portfolio trades, Monmouth and VEREIT, in order to put into context not only the magnitude of what we're acquiring here with MGP, but the price-to-value ratio that we are capturing here. This is quality. It is equal to anything you see on this chart, and you can see that it is being acquired at a cap rate that represents a signiﬁcant discount in nearly all the other trades on this chart. And with that, I'll turn this over to John who will tell you more about our new partner, MGM, and how excited and proud we are to be partnering with them around these assets. John?

John W.R. Payne
President and Chief Operating Officer

Thanks, Ed and good morning everyone. I call you -- I'm calling you from the Mandalay Bay Resort in Las Vegas. It is early out here, but excited to get a few minutes with you. I'm going to turn your attention to slide 12. And as Ed said, there is no other portfolio with this combination of quality and magnitude in the U.S. across all real estate classes.

If you look at the MGP portfolio, it consists of 32,000 hotel rooms, 30,000 slot machines, over 3.5 million square feet of MICE space, four Four Diamond AAA Award Resorts. I could go on and on, and when you consider the magnitude of income we are acquiring with over $1 billion of rent from 100% Class A properties with geographic diversiﬁcation in a marquee tenant, this is a very compelling corporate real estate transaction.

I'm going to turn your attention to slide 13. Ed talked a little bit about MGM, but I'm going to talk a little bit more about them. MGM is clearly one of the most iconic and well-operated entertainment companies in the world, bar none. It's an S&P 500 company run by high quality veteran operators who bring a new energy and strategy to the company.

Through many economic cycles, MGM has remained loyal to their employees and they’re relentless in their pursuit to improve and enhance proﬁtability. They also have a great reputation, great history of maintaining the quality of their assets through large capital improvements and enhancement. The leaders of MGM today have a vision of becoming the leader in the premier segment of gaming and are clearly developing best-in-class omnichannel marketing capabilities by connecting their world-class brick and mortar assets to their fast-growing BetMGM platform. And you all know this connectivity and accessibility will be incredibly powerful over the coming decade to drive loyalty to their ecosystem.

I'll turn your attention to slide 14. Following the acquisition of MGP, VICI's 43-asset portfolio will span 15 states. This transaction will add three new, large northeast states to VICI's existing portfolio where we have not previously owned real estate, that would be the state of Maryland, Massachusetts and New York. The diversity of assets is simply unparalleled, VICI will own world-class destination resorts, best-in-class regional facilities, drive-to local casinos, racetracks and riverboats—all diﬀerent resorts that cater to a wide variety of consumers.

Additionally, if you look at our portfolio, will be comprised of the most iconic brands in gaming and entertainment. MGM, Caesars, Mirage, Horseshoe, Harrah's, Venetian, you name it, all of these are synonymous with top-quality consumer entertainment and all these brands have been around for decades and have loyal following that spans hundreds of millions of customers across the globe.

I'll turn your attention to slide 15 and talk a little bit more about Las Vegas. When focusing on the Las Vegas portfolio as Ed said, we will own ten of the most ﬁnancially productive assets on the Strip. The ten assets sit on 660 acres of land. And as I've said on numerous earnings calls before, we're very bullish on the future of Las Vegas, and the city is clearly one of the fastest growing destination cities in the world and positioned incredibly well for future growth with their expanding infrastructure, strong consumer and economic tailwind and their two new professional sports teams.

We will own assets that cater to all consumer segments that span the nearly 40 million visitors per year that come to Las Vegas, we’ll own assets in the premium asset segment such as Venetian, Caesars Palace, and MGM Grand, we’ll have upscale assets like Park MGM and Mirage, and we’ll have mid-tier assets like Harrah's and New York, New York and Luxor. VICI also own several dozen acres of land on and near the Las Vegas Strip that can be used for future development with our partners, positioning our Company to participate in the next generation of development when the time is appropriate.

Slide 16, I'll bring your attention to that. The combination of our portfolios signiﬁcantly diversify our tenant base. Our largest tenant will be 41% of our rent and that's down from 84% of our rent. At the same time, 84% of VICI's rent will be derived from S&P 500 tenants. So our mission of creating a diversiﬁed portfolio remains intact: 45% of our rent will be coming from Las Vegas resorts, and 55% of our rent will be coming from regional assets. These percentages give us ample room to continue to acquire real estate in all areas of the U.S. and we hope to supplement that growth with new international opportunities over time. As I've said before, we've come a long way, having started VICI with just one tenant in October of 2017. With the completion of this announced transaction, VICI will have a well-balanced portfolio with eight high-quality tenants, led by the two most powerful and well-respected names in gaming in MGM and Caesars. With that said, we will continue to target deals of all shapes and sizes, and we believe there is ample opportunity for VICI to partner with all types of gaming operators in the future who are looking for growth.

Slide 17, this acquisition clearly enhances our portfolio's quality, size and scale. As Ed mentioned earlier, we will become the owner of world-class portfolio 43 large-scale entertainment venues, we’ll become the largest private owner of meeting and convention space in the U.S., the largest hotel owner in the U.S. as measured by rooms, and not to mention the real estate owner of over 700 restaurants and bars within the facilities it owns, larger than almost all restaurant companies in the U.S. While we are very proud of the portfolio we've assembled and the value we've delivered to our shareholders to date, we remain ambitious and are eager to continue to execute on our plan.

Turning to slide 18, I like to describe slide 18 as the “change the narrative” slide. After the completion of MGP acquisition, the scale and diversity of VICI's real estate portfolio places us ﬁrmly alongside the world-class operators and real estate owners you see on this slide, while remaining within a triple-net structure that provides income clarity and transparency for our shareholders. As we look at some of the statistics on this slide side-by-side against some of the most iconic names in all of entertainment: Disney theme parks, Vail, Ryman, Universal Parks, all of these great companies have achieved success for decades. Both MGP and VICI have historically been described as gaming REITs, and compared often to other triple-net REITs. This acquisition starts to change the narrative as we've become a diversiﬁed entertainment leisure experiential real estate company.

With that said, I'll now turn it over to David who will give you some more information.

David A. Kieske
Chief Financial Officer

Great. Thanks, John. Good morning, everybody. Thanks for joining us. Just looking at [slide] 19, since VICI's IPO in 2018 and year-to-date in 2021, VICI has generated market-leading returns for investors, outpacing all the great companies on this page and this acquisition should position VICI to continue its track record of generating attractive returns for shareholders.

Turning your attention to [slide] 20, this represents not only where we have been, but more importantly, the next chapter of VICI. Many of you have been with us since our formation in 2017 when we collected just under $700 million of rent from one tenant and had leverage of 8.4 times at emergence. Along the way, we have not only gotten bigger, we've gotten better. We've improved the portfolio quality. We've delevered by both growing EBITDA and over equitizing the balance sheet with $8 billion of equity raised for the $12 billion of previously announced acquisitions to date. We have modiﬁed our leases to produce consistent results for our shareholders, but to also better align with our tenants, and we've diversiﬁed our tenant base faster than any other gaming REIT.

And, as John mentioned, going from one tenant in 2017 to eight gaming tenants once this transaction closes. And then we are the ﬁrst to expand outside of gaming and have added two non-gaming partners through Chelsea Piers and Great Wolf.

And with today, we are very excited to announce a strategic acquisition, which as we talked about will increase our scale, tenant diversity, access to capital and generate run-rate adjusted EBITDA of approximately $2.6 billion, creating the largest gaming and experiential real estate owner in America.

[Slide] 21 highlights what the increase in scale from this acquisition does for VICI. We will become the largest triple-net lease REIT, larger than any other triple-net REIT in terms of adjusted EBITDA. We will be one of the largest four-wall REITs, and by four-wall, we've excluded the tower and timber REITs. And yes, they are REITs, but they do not own occupiable buildings in the same sense as we do. And most exciting, we’ll become the fourth largest REIT in the RMZ, but not yet included in the S&P 500 Index. The increase in scale after the transaction closes should signiﬁcantly increase the potential for VICI's inclusion in the S&P 500 Index, enhance liquidity for the combined entity.

Taking it to [slide] 22, by combining VICI's and MGP's balance sheets, again the added scale, diversity, tenant quality, strengthens the overall credit proﬁle and we believe accelerates the migration to investment grade with an unsecured capital structure and an unencumbered asset pool. We've always been extremely disciplined in terms of our capital allocation policy and that does not change with this transaction. We will target ﬁnancial metrics consistent with investment grade ratings over time, which includes achieving a 100% unencumbered asset pool. There are no maturities until 2024 and we will strive to achieve an optimal cost of capital to fund future growth opportunities, and we believe we will beneﬁt from potential future accretion as debt maturities are reﬁnanced at potentially lower interest rates.

Looking at [slide] 23 and in terms of the rent we’ll collect for this transaction, we’ll enter into a master lease with a corporate guarantee from MGM. The year one rent will be $860 million and that rent will be 100% ﬁxed. There will be no variable rent component in the lease. Escalation is ﬁxed to 2% for the ﬁrst 10 years and then beginning in year 11, it is the greater of 2% or CPI, which is capped at 3%. The term will be a 25-year base term, with three 10-year extension options. We will also step into MGP’s shoes in terms of the BREIT JV lease, which we could not be more thrilled about. Those lease terms remain unchanged. All of this will generate combined year one rental payments of approximately
$1 billion to VICI.

And looking at [ slide] 24. Obviously along with the incredible real estate we're acquiring, we're also very excited about the opportunity to unlock index eligibility for MGP shareholders. Under the current structure, MGP is currently not eligible for a number of indices in which VICI is included, as can be seen on the top half of [slide] 24. With the closing of the transaction, the combined company will beneﬁt from index rebalancing and, again, the signiﬁcantly larger scale that should position VICI for S&P 500 inclusion and enhanced trading liquidity.

Just on [slide] 25, to wrap up and reiterate the points made, the transaction is expected to be immediately accretive to earnings upon closing. We are merging a best-in-class portfolio into a best-in-class management and governance platform. We are diversifying VICI's tenants and geographies with a new master lease, while providing long-term inﬂation protection and growth. We are adding a large scale and high-quality real estate to our portfolio at a signiﬁcant discount to replacement cost and a very attractive cap rate. All of this gives investors full access to ownership of a leading experiential real estate portfolio, and positions VICI for enhanced cost of debt and equity capital, ultimately widening our growth funnel into the future.

With that, operator, I'll turn the call back to you and open the line for questions.

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Questions and Answers

Operator

Thank you. (Operator Instructions) Our ﬁrst question comes from Anthony Paolone from J.P. Morgan. Anthony, your line is open. Please go ahead.

Anthony Paolone
JP Morgan Chase & Co, Research Division

Great, thanks and congrats everyone. My ﬁrst question is with regards to the new master lease, you noted in the deck the 1% CapEx item. Can you just talk about any other features to the lease, such as just reporting requirements, what would happen in change of control, substitution rights, things of that nature?

Edward B. Pitoniak
Chief Executive Officer and Director

David, you want to take that?

David A. Kieske
Chief Financial Officer

Anthony, good to talk to this morning. No material changes, the lease will be ﬁled as an exhibit to the 8-K after ﬁling today. So, there'll be more details in there, but we -- the highlights are touched on on page 23.

Anthony Paolone
JP Morgan Chase & Co, Research Division

Okay, and then just second one staying with you, David. Can you just talk about leverage goals, how to think about the path to investment grade, and just sort of the equity piece of the deal?

David A. Kieske
Chief Financial Officer

Yeah, Tony. It's, as you’ve gotten to know us, we've always been very disciplined in our approach to capital allocation and the added scale, the added diversity, the quality of the real estate, which was noted by one of the agencies, will enhance our path to investment grade. And as we work over the near term and working towards closing, we'll anticipate ﬁnancing the acquisition with a combination of debt, equity, we've got other tools in the tool shed in terms of joint ventures, asset sales, and this will always be in accordance with our long-term balance sheet objectives. We’ll work relentlessly to get to investment grade and I think this signiﬁcantly enhances our timing around the track record that we've always been on.

Anthony Paolone
JP Morgan Chase & Co, Research Division

Okay, thank you.

Operator

Thank you. Our next question comes from RJ Milligan from Raymond James. Please go ahead.

RJ Milligan
Raymond James & Associates, Inc., Research Division

Hey, good morning guys and congratulations on the transaction.

Edward B. Pitoniak
Chief Executive Officer and Director

Thanks, RJ.

RJ Milligan
Raymond James & Associates, Inc., Research Division

First question for you, David. Can you maybe quantify or put some parameters around the expectation for the immediate accretion for the transaction and then potentially the expectations for the longer term accretion given the reﬁnancing opportunities?

David A. Kieske
Chief Financial Officer

Yeah, I mean with the rent that we're bringing into the portfolio and our cost of capital, there is near-term, as we mentioned in the deck, there is, it will be immediately accretive upon closing. Longer term, you can see on page, I believe it’s 22, where our cost of debt versus MGP's cost of debt. If you just look at kind of where our bonds trade today, where we trade inside of MGP's bonds. And then as we migrate the balance sheet to investment grade, there'll be a signiﬁcant pickup in savings just across the board going from high yield to investment grade. So we see very, very attractive beneﬁts of combining these balance sheets and what the added scale brings to the organization.

RJ Milligan
Raymond James & Associates, Inc., Research Division

And so is the bulk of the accretion expected through over the longer term through the reﬁnancing and not really the immediate accretion?

David A. Kieske
Chief Financial Officer

Well, we've always talked about with you, RJ, and everybody, right, we have to underwrite our transaction to be accretive day one because here we're very excited to enter into a 55- year master lease with MGM, and so it will be accretive day one and then as we grow, as we continue to re-ﬁ, the shareholders will achieve incremental beneﬁts from the lowering cost of capital over time.

RJ Milligan
Raymond James & Associates, Inc., Research Division

Okay. Second question is, are there any state restrictions that's going to require you guys to dispose of any assets?

Samantha S. Gallagher
General Counsel

Hi, this is Samantha. We're on, yeah, thanks. We're not currently anticipating that.

RJ Milligan
Raymond James & Associates, Inc., Research Division

Okay and then my last bigger picture question, maybe for Ed and John. But when Realty Income announced the merger with VEREIT, they talked about how their larger size might open the doors to do larger transactions. I'm just curious if you guys think that, given the larger size now, does this potentially open doors to do other non-gaming opportunities that maybe would have created a concentration issue before, where now opens the door and, if so, what might some of those industries be?

Edward B. Pitoniak
Chief Executive Officer and Director

Yeah, RJ. It is a very valid and logical notion, it absolutely does open the window and it widens the funnel in two fundamental ways. We fundamentally believe for the reasons David elucidated, we fundamentally believe this will improve our cost of capital and, as one’s cost of capital improves, the funnel of growth opportunities widens. And then to the point you made, and the point that Real Income made with great validity is that the larger size does enable larger transactions going forward.

Having said that, and I’ll turn it over to John now, by no means, does our much larger size prevent us or preclude us or discourage us from also opportunistically doing smaller deals. John?

John W.R. Payne
President and Chief Operating Officer

Yeah, I think that's exactly right. Ed just touched on it. I think this gives us the opportunity to do, as you mentioned, larger deals, but we still have opportunities to help diﬀerent shapes and sizes of companies that are trying to grow their platform. Again, whether that's in markets that we’re not in, RJ, in gaming like in Reno or Las Vegas locals or Indianapolis and Pittsburgh, or internationally where there's opportunities that we have started that work to study other countries that we possibly could be in, as Ed talked about also outside gaming. So, we'll continue the path and good question.

RJ Milligan
Raymond James & Associates, Inc., Research Division

Thanks, guys, congratulations

Edward B. Pitoniak
Chief Executive Officer and Director

Thanks, RJ

Operator

Thank you. Our next question comes from Carlo Santarelli from Deutsche Bank. Carlo, please go ahead.

Carlo Santarelli
Deutsche Bank AG, Research Division

Hey guys, good morning and thank you, congratulations. I just had one question as it kind of pertains to something that's in the deck where you guys talk a little bit about the ﬁnancing strategy and the cash portion of the acquisition, you do reference kind of asset sales and JVs. Could you comment a little bit on the mindset around that given the interest rate environment, given the cost of equity and debt and how you kind of balance those things, as well as where you would anticipate being comfortable taking kind of pro forma leverage to on quoted

Edward B. Pitoniak
Chief Executive Officer and Director

David?

David A. Kieske
Chief Financial Officer

Yeah Carlo. Good morning.

Carlo Santarelli
Deutsche Bank AG, Research Division

Good morning.

David A. Kieske
Chief Financial Officer

We highlight the assets sales and joint ventures, as you've seen as we've again I hate to repeat myself, but we've been very disciplined and we're going to remain disciplined. And those are just additional tools that we have in our toolbox, if and when needed. So when we get to the point of raising capital, we’ll be able to give a ﬁrmer picture on what we're doing, but we have time. As we said in the press release, we got a $9.25 billion bridge and we've got various options in front of us to ensure that we maintain the right side of the balance sheet as we have done since day one.

Carlo Santarelli
Deutsche Bank AG, Research Division

Okay, great, that's helpful. Thank you, David.

Operator

Thank you. Our next question comes from Stephen Grambling from Goldman Sachs. Stephen, please go ahead.

Stephen Grambling
Goldman Sachs Group Inc., Research Division

Hey, good morning. Maybe I missed this, but is there anything you can share about the deal process itself, whether other suitors are involved and I'd also, I guess, how has just the environment for acquisitions and the types of people who are interested in these assets maybe been evolving as you kind of credentialize the space?

Edward B. Pitoniak
Chief Executive Officer and Director

Samantha, why don't you take the ﬁrst half of that and I'll take the second.

Samantha S. Gallagher
General Counsel

Sure, thanks Ed. The details on the process of the transaction will be set forth in detail in the proxy statement that will get filed in the future.

Edward B. Pitoniak
Chief Executive Officer and Director

And then, to take the second half of your question, Stephen. As you've heard us talk about, perhaps ad nauseum, gaming real estate, well, it's not so much gaming real estate, the gaming operators improved the resiliency of their business models through COVID, unlike anyone else in global leisure, entertainment and hospitality. And that durability, that resilience, that resourcefulness has obviously accrued to our beneﬁt in terms of the way that real, gaming real estate is looked at as a real estate investment asset class.

And that has, needless to say attracted more attention, and there is evidence of that obviously in the fact that Blackstone has further committed to investment in gaming real estate with the recent CityCenter trade. And as David alluded to and I just want to mention myself, we're obviously very proud and excited to become partners with Blackstone and its BREIT in the ownership of Mandalay Bay and MGM Grand.

So this is all part and parcel of our being very conﬁdent that this is real estate that is proving itself to be truly worthy of institutional investment and, as I talked about in our earnings call last week, that it truly is Class A real estate that deserves to be seen in the same strategic and valuation light as categories like Class A oﬃce and Class A malls, without necessarily having to also bear some of the secular questions around those two asset classes at this time.

Stephen Grambling
Goldman Sachs Group Inc., Research Division

That's helpful. I guess one quick follow-up to another question, I guess on the CapEx requirement, the 1%, a little bit diﬀerent than the BREIT JV lease. I guess philosophically, how are you thinking about that the relative diﬀerence there?

Edward B. Pitoniak
Chief Executive Officer and Director

John?

John W.R. Payne
President and Chief Operating Officer

Well, I think, Ed and I had talked about the assets. One of the things that's been incredibly impressive as we have looked at this portfolio since really we started the company is what a great job the operators, MGM, does in keeping the assets in great shape. Not only with maintenance capital, but with capital enhancement. So we feel really good about them as a partner and understanding the importance of keeping the assets at this high quality.

Stephen Grambling
Goldman Sachs Group Inc., Research Division

Thanks so much.

Operator

Thank you. Our next question comes from Barry Jonas from Trust Securities. Barry, please go ahead.

Barry Jonas
Truist Securities, Inc., Research Division

Great, thanks. David, just a follow-up from an earlier question. Can you remind us what your optimal leverage ratio range is and if you'd expect to go outside that level for any period of time?

David A. Kieske
Chief Financial Officer

Barry, I didn’t know you changed to Truist Securities, good to talk to you. We have been always, always very disciplined on the right side of the balance sheet and over the longer term we’ll continue to target the five to five and a half range we've been very vocal about.

Barry Jonas
Truist Securities, Inc., Research Division

Got it. And then maybe this is for Ed, with MGM sort of moving to this full asset-light model. Do you sense other operators could be willing to go down the same path within gaming?

Edward B. Pitoniak
Chief Executive Officer and Director

Barry, that's really a question for the operators at the end of the day. I will simply say, how excited and conﬁdent we are to be entering into a long-term partnership with MGM. The approach they bring to the business really gives us great conﬁdence in the enduring relevance of this real estate based on their ability to constantly refresh, reimagine, reinvigorate the guest experience. It's reﬂected in the capital spending that John alluded to, but it's also reﬂected in their high commitment to employee engagement and guest satisfaction.

As we did our due diligence, we were impressed, very impressed, among other things by the very high guest satisfaction scores they run throughout their system, both in Las Vegas and again in the regions. These regional assets are really remarkable. And so, we are very conﬁdent in MGM's ability to make their model work. It's not for us to say, whether this is the right model for others or not, that's ultimately a decision that they must make.

Barry Jonas
Truist Securities, Inc., Research Division

Got it.

John W.R. Payne
President and Chief Operating Officer

And Barry, if I could just add one thing. I have to -- with the results that are coming out. Obviously, today we're talking about MGM and this deal and we're excited to have them as a tenant. But I do have to have a little bit of a shout out for our other tenants who have released earnings and shown results that are absolutely spectacular. And it's just a great indication of how great the operators are in this casino business and how they’ve reinvented their business during a very tough time of 2020 and have had explosive growth in 2021 so I did want to touch on that as well.

Edward B. Pitoniak
Chief Executive Officer and Director

Yes, John. You bring up a great point and I've been thinking a lot as we prepared for this today about June 2019 when we announced, I think Samantha, was it June 24, 2019 we announced our transaction with Eldorado, but --

Samantha S. Gallagher
General Counsel

That’s exactly right.

Edward B. Pitoniak
Chief Executive Officer and Director

What I think you said. Yes. What you're starting to – what I hope you're seeing, Barry, is our willingness to bet, our willingness to invest in great operators. And here we are two years later and Caesars has just announced a $1 billion EBITDA quarter, right. And that's why we have the conviction we do in this real estate. And so the conviction is based not only in the fact that this is incredibly high quality real estate in terms of ﬁt and ﬁnish, but and moreover bought at a signiﬁcant discount to replacement cost, but how good the operators are at being highly relevant to their consumers and bringing great energy and vitality to the real estate. So again, we're so excited to be investing behind MGM in very much the same way we were so excited to remain so excited and proud to have invested behind Tom Reeg and the Caesars team.

Barry Jonas
Truist Securities, Inc., Research Division

Perfect. Thanks so much, guys, and congrats, quite an accomplishment.

Edward B. Pitoniak
Chief Executive Officer and Director

Thank you, Barry.

Operator

Thank you. Our next question comes from Greg McGinnis from Scotiabank. Please go ahead.

Greg McGinnis
Scotiabank Global Banking and Markets, Research Division

Hey, good morning. Just curious about the decision to -- just curious what drove the decision to amend the structure of the MGM master lease and how did you arrive at the lower total rent with no percent rent component?

Edward B. Pitoniak
Chief Executive Officer and Director

David, you want to start?

David A. Kieske
Chief Financial Officer

Yes. Hey, Greg. It's -- every transaction is a myriad of levers and negotiation points with the rent, the escalators, CPI kickers, removing the variable component. So if we ultimately got very comfortable with the $860 million of rent and the extension of term that we're able to achieve in the lease.

Greg McGinnis
Scotiabank Global Banking and Markets, Research Division

Okay, thanks, and then the sub 6% cap rate, the lowest you paid to date for anything. So I know we just went over what you like about the MGP portfolio, but is there anything in particular that makes you think it deserves this premium valuation relative to what you've paid for other individual assets to date?

Edward B. Pitoniak
Chief Executive Officer and Director

Yes, Greg, I'll start and then John, David can jump in. I think one of the key points to keep in mind is we didn't buy a single asset, we bought a portfolio. And if ever there was a portfolio that deserved premium valuation, it is this, right. This is an incomparable group of assets that we believe again that we bought at a signiﬁcant discount to replacement cost with a very strong tenant, operating a very strong strategy, and we fundamentally believe that this real estate as its value and quality is increasingly recognized will grow in value over time.

David and John, want to add to that?

David A. Kieske
Chief Financial Officer

The only thing I'd add, Ed, is obviously you talked about the left side of the balance sheet but what it does for the right side of the balance sheet in terms of tenant diversity, scale, quality of the real estate and so on in terms of our ultimate funding costs and cost of capital is important to us, so as long-term strategic beneﬁts to the portfolio and what it does for our overall company.

Greg McGinnis
Scotiabank Global Banking and Markets, Research Division

Thank you, both.

Operator

Thank you. Our next question comes from David Katz from Jeﬀeries. David, please go ahead.

David Katz
Jefferies LLC, Research Division

Hi, good morning and congratulations everyone, covered a lot. I just wanted to double back and at the risk of asking you repeat yourself, there was a little bit of cross noise. With respect to the regulatory, or the prospective regulatory, in terms of owning Las Vegas assets. I think Samantha said, you do not anticipate having to sell any or any, anything like that. Would you mind repeating yourself?

Samantha S. Gallagher
General Counsel

Sure. Yes, Samantha again. That's correct. You heard me correctly. We do not anticipate having to sell assets out of markets.

David Katz

Jefferies LLC, Research Division

Okay. I'm all set. Thank you very much and congrats.

Edward B. Pitoniak
Chief Executive Officer and Director

Thanks, David.

Samantha S. Gallagher
General Counsel

Thank you.

Operator

Thank you. Our next question comes from John DeCree from CBRE. Please go ahead.

John DeCree
Union Gaming Securities, LLC, Research Division

Good morning everyone, thanks for taking my questions and congratulations on the exciting news today. Ed, maybe two questions about the competitive landscape for you and then maybe for your tenants. So ﬁrst, three kind of dedicated REITs in the casino space, you're obviously putting two together here. What do you think that does for you going forward in terms of acquiring competitors? Do you think it creates a higher barrier to entry? I mean, we've seen some other REITs talk about dabbling in the space, that the casino real estate has become more interesting to other REITs. Does this put you in a superior position, obviously your cost of capital will improve, but we've talked in the past about the relationships that have been valuable. Curious to get your thoughts on what the competitive landscape could look like after the consolidation?

Edward B. Pitoniak
Chief Executive Officer and Director

Yes, John. We would expect the competitive landscape to grow even more competitive. We want it to grow more competitive. We believe it will grow more competitive, because again of what we believe will be the increasing recognition that this is Class A real estate that is still trading at a signiﬁcant discount on a cap rate basis to other Class A real estate and is still trading at a very, very signiﬁcant discount to replacement cost. Again, I just, I would cite the example of Resorts World, a really wonderful new asset built very, very well at a cost of $1.23 million per key, right. And we're giving you all the math, right. And again, I fundamentally believe it's going to be more competitive as it should be because more capital in a world where 60% something of sovereign yield is negative, where you can have this kind of lease length, where you can have escalation and, in our case, CPI protection for decades to come. There will be increasing recognition in a yield-hungry world that this is one of the best places right now, not only in commercial real estate but in the larger macro environment of yield seeking, to ﬁnd superior yields.

John DeCree
Union Gaming Securities, LLC, Research Division

Helpful, Ed, thanks. And maybe ﬂipping the question, two of your large tenants are direct competitors and could potentially be competitors for new opportunities. New York, Texas, Florida, if those opportunities come along. How would you think about evaluating opportunities to participate or partner with your tenants where they may have a competitive bidding process or look to you for ﬁnancing or partnership?

Edward B. Pitoniak
Chief Executive Officer and Director

John?

John W.R. Payne
President and Chief Operating Officer

Hey, good morning. So look, we hope our tenants all continue to grow. We see that as an opportunity for us, we don't see it as being competitive. I mean that's the model that we have, we don't operate their businesses, we don't communicate with their customers, they make their capital improvements. So John, I think that is a goal of ours with all our tenants is how can we work with them, understanding their growth plans and how we may ﬁt in that. And so, if we've got tenants that are looking at opportunities we’ll obviously go in there and work with them along the way. I don't think it's going to be a concern at all and that's how we've built the company and you can see, we've gone from one tenant already to eight and will continue to grow that.

John DeCree
Union Gaming Securities, LLC, Research Division

Fantastic. Thanks, John. Thanks, congratulations everyone.

Edward B. Pitoniak
Chief Executive Officer and Director

Thanks, John.

Operator

Thank you. Our next question is from Rich Hightower, of Evercore. Please go ahead.

Rich Hightower
Evercore ISI Institutional Equities, Research Division

Hey, good morning guys and congrats.

Edward B. Pitoniak
Chief Executive Officer and Director

Hey, Rich.

Rich Hightower
Evercore ISI Institutional Equities, Research Division

Hey, Ed. A lot of good questions have been asked so far. But I wanted to maybe get your thoughts on, we can do the arithmetic as well, but just your thoughts on incremental demand from index investors due to the greater market cap and then what would, an eventual S&P 500 inclusion add to that as well? Thanks.

Edward B. Pitoniak
Chief Executive Officer and Director

David, do you want to take that?

David A. Kieske
Chief Financial Officer

Yeah. Hi, Rich. How are you doing? Yeah, it's a combination of things right. We've obviously got $2.4 billion of forward equity out there so when those shares come into the mix, when we, as Samantha mentioned there'll be a stock component to this transaction, when the additional demand for the existing MGP shares are eligible for index inclusion, so all that adds up to, people can do their own math, but that adds up to a signiﬁcant number and then just, as you see and we are on the list, but the elevation up in the ranks in terms of size of the REIT that is not in the S&P 500, then that in and of itself adds incremental demand, so it's a very exciting kind of path and something we're very, very thrilled to be on, and that will obviously happen once everything closes, but I think it's a great opportunity for everybody.

Rich Hightower
Evercore ISI Institutional Equities, Research Division

Okay, great. Yeah, thanks for the comments.

Operator

Thank you. We've come to the end of the Q&A portion. Thank you listeners for submitting your questions, I'll hand back over to the management team for any closing remarks.

Edward B. Pitoniak
Chief Executive Officer and Director

Yeah, on behalf of everybody on the management team, we're very grateful for your time this morning and could not again be more excited about this transaction and the value we believe it will create for MGP and VICI shareholders. Thanks again for your time.

Operator

Thank you all for joining the call today, have a lovely rest of your day. You may now disconnect your line.

***

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction described herein, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction and the markets of each company. These forward-looking statements generally are identified by the words “anticipates,” “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Currently, one of the most significant factors that could cause actual outcomes to differ materially from our forward-looking statements is the impact of the COVID-19 pandemic on VICI Properties’, MGP’s and each company’s respective tenants’ financial condition, results of operations, cash flows and performance. The extent to which the COVID-19 pandemic continues to adversely affect each company’s tenants, and ultimately impacts each company’s business and financial condition, depends on future developments which cannot be predicted with confidence. Many additional factors could cause actual future events and results to differ materially from the forward-looking statements, including but not limited to: (i) the possibility that VICI stockholders do not approve the proposed transaction or that other conditions to the closing of the proposed transaction are not satisfied or waived at all or on the anticipated timeline, (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction, (iii) the risk that MGP’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (iv) unexpected costs or liabilities relating to the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against VICI Properties or MGP or their respective directors or officers and the resulting expense or delay, (vi) the risk that disruptions caused by or relating to the proposed transaction will harm VICI’s or MGP’s business, including current plans and operations, (vii) the ability of VICI Properties or MGP to retain and hire key personnel, (viii) potential adverse reactions by tenants or other business partners or changes to business relationships, including joint ventures, resulting from the announcement or completion of the proposed transaction, (ix) risks relating to the market value of VICI common stock to be issued in the proposed transaction, (x) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xi) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets, (xii) general economic and market developments and conditions, (xiii) restrictions during the pendency of the proposed transaction or thereafter that may impact VICI’s or MGP’s ability to pursue certain business opportunities or strategic transactions, (xiv) either company’s ability to maintain its status as a real estate investment trust for U.S. federal income tax purposes, and (xv) the occurrence of any event, change or other circumstances that could give rise to the termination of the Master Transaction Agreement relating to the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of VICI and MGP described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Investors are cautioned to interpret many of the risks identified in the “Risk Factors” section of these filings as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and VICI and MGP assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither VICI Properties nor MGP gives any assurance that either company will achieve its expectations.
Additional Information about the Proposed Transaction and Where to Find It
In connection with the merger, VICI Properties intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of VICI Properties and that also constitutes a prospectus of VICI Properties and information statement of MGP. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VICI Properties by contacting VICI Properties Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by MGP by contacting MGP Investor Relations.
Participants in the Solicitation
VICI Properties and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of VICI Properties is available in VICI Properties’ proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 15, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/information statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement/information statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from VICI Properties using the sources indicated above.
No Offer or Solicitation
This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.